

December 11, 2007

Randall R. Reed
Secretary
Microfield Group, Inc.
111 SW Columbia Suite 480
Portland, OR 97201

> **Re: Microfield Group, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 28, 2007**
> **File No. 1-07170**

Dear Mr. Reed:

We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please clarify why you are holding a special meeting to vote on the proposed sale if you are not soliciting proxies. Disclose whether you have received majority shareholder approval and, if so, how you obtained such approval. We may have further comments after we review your response.

2. Please provide the information required by Item 14 of Schedule 14A or tell us why you believe this information is not required. See Instruction 7(a) of Item 14 of Schedule 14A.

3. We note that you received a fairness opinion from Roth Capital Partners. Please provide the information required by Item 14(b)(6) of Schedule 14A.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct questions to Brigitte Lippmann at (202) 551-3713. You may also call the undersigned Branch Chief at (202) 551-3767, who supervised the review of your filing.

Sincerely,

Jennifer Hardy
Branch Chief

Randall R. Reed
Microfield Group, Inc.
December 11, 2007
Page 3

cc: Brian Cable, Esq.
          Dunn Carney Allen Higgins & Tongue LLP
          851 SW Sixth Avenue, Suite 1500
          Portland, OR 97204-1357